Exhibit 99.4 Rules 4.7.3 and 4.10.31 Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations Name of entity: James Hardie Industries plc ABN / ARBN: Financial year ended: 097 829 895 31 March 2020 Our corporate governance statement2 for the above period above can be found at:3 ☒ These pages of our annual report: 47 – 69 The Corporate Governance Statement is accurate and up to date as at 30 April 2020 and has been approved by the board. The annexure includes a key to where our corporate governance disclosures can be located. Date: 20 May 2020 Name of Director or Secretary authorising Natasha Mercer lodgement: 1 Under Listing Rule 4.7.3, an entity must lodge with ASX a completed Appendix 4G at the same time as it lodges its annual report with ASX. Listing Rule 4.10.3 requires an entity that is included in the official list as an ASX Listing to include in its annual report either a corporate governance statement that meets the requirements of that rule or the URL of the page on its website where such a statement is located. The corporate governance statement must disclose the extent to which the entity has followed the recommendations set by the ASX Corporate Governance Council during the reporting period. If the entity has not followed a recommendation for any part of the reporting period, its corporate governance statement must separately identify that recommendation and the period during which it was not followed and state its reasons for not following the recommendation and what (if any) alternative governance practices it adopted in lieu of the recommendation during that period. Under Listing Rule 4.7.4, if an entity chooses to include its corporate governance statement on its website rather than in its annual report, it must lodge a copy of the corporate governance statement with ASX at the same time as it lodges its annual report with ASX. The corporate governance statement must be current as at the effective date specified in that statement for the purposes of rule 4.10.3. 2 “Corporate governance statement” is defined in Listing Rule 19.12 to mean the statement referred to in Listing Rule 4.10.3 which discloses the extent to which an entity has followed the recommendations set by the ASX Corporate Governance Council during a particular reporting period. 3 Mark whichever option is correct and then complete the page number(s) of the annual report, or the URL of the web page, where the entity’s corporate governance statement can be found. You can, if you wish, delete the option which is not applicable. Throughout this form, where you are given two or more options to select, you can, if you wish, delete any option which is not applicable and just retain the option that is applicable. If you select an option that includes “OR” at the end of the selection and you delete the other options, you can also, if you wish, delete the “OR” at the end of the selection. Page 1

ANNEXURE – KEY TO CORPORATE GOVERNANCE DISCLOSURES Corporate Governance Council recommendation We have followed the recommendation in full for the whole of the We have NOT followed the recommendation in full for the whole period above. We have disclosed … of the period above. We have disclosed … PRINCIPLE 1 – LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT 1.1 A listed entity should disclose: … the fact that we follow this recommendation: (a) the respective roles and responsibilities of its board and ☒ in our Corporate Governance Statement management; and … and information about the respective roles and responsibilities of (b) those matters expressly reserved to the board and those our board and management (including those matters expressly delegated to management. reserved to the board and those delegated to management): ☒ in the Board Charter at http://www.ir.jameshardie.com.au 1.2 A listed entity should: … the fact that we follow this recommendation: (a) undertake appropriate checks before appointing a person, or ☒ in our Corporate Governance Statement putting forward to security holders a candidate for election, as a director; and (b) provide security holders with all material information in its possession relevant to a decision on whether or not to elect or re-elect a director. 1.3 A listed entity should have a written agreement with each director … the fact that we follow this recommendation: ☒ an explanation why that is so in our Corporate Governance and senior executive setting out the terms of their appointment. ☐ in our Corporate Governance Statement OR Statement ☐ at [insert location] 1.4 The company secretary of a listed entity should be accountable … the fact that we follow this recommendation: directly to the board, through the chair, on all matters to do with the ☒ in our Corporate Governance Statement proper functioning of the board. Page 2

Corporate Governance Council recommendation We have followed the recommendation in full for the whole of the We have NOT followed the recommendation in full for the whole period above. We have disclosed … of the period above. We have disclosed … 1.5 A listed entity should: … the fact that we have a diversity policy that complies with (a) have a diversity policy which includes requirements for the paragraph (a): board or a relevant committee of the board to set ☒ in our Corporate Governance Statement measurable objectives for achieving gender diversity and to assess annually both the objectives and the entity’s progress … and a copy of our diversity policy or a summary of it: in achieving them; ☒ in our Workplace Diversity Policy at (b) disclose that policy or a summary of it; and http://www.ir.jameshardie.com.au (c) disclose as at the end of each reporting period the … and the measurable objectives for achieving gender diversity set by measurable objectives for achieving gender diversity set by the board or a relevant committee of the board in accordance with our the board or a relevant committee of the board in accordance diversity policy and our progress towards achieving them: with the entity’s diversity policy and its progress towards ☒ achieving them and either: in our Corporate Governance Statement (1) the respective proportions of men and women on the … and the information referred to in paragraphs (c)(1) or (2): board, in senior executive positions and across the ☒ in our Corporate Governance Statement whole organisation (including how the entity has defined “senior executive” for these purposes); or (2) if the entity is a “relevant employer” under the Workplace Gender Equality Act, the entity’s most recent “Gender Equality Indicators”, as defined in and published under that Act. 1.6 A listed entity should: … the evaluation process referred to in paragraph (a): (a) have and disclose a process for periodically evaluating the ☒ in our Corporate Governance Statement performance of the board, its committees and individual directors; and … and the information referred to in paragraph (b): (b) disclose, in relation to each reporting period, whether a ☒ in our Corporate Governance Statement performance evaluation was undertaken in the reporting period in accordance with that process. 1.7 A listed entity should: … the evaluation process referred to in paragraph (a): (a) have and disclose a process for periodically evaluating the ☒ in our Corporate Governance Statement performance of its senior executives; and … and the information referred to in paragraph (b): (b) disclose, in relation to each reporting period, whether a performance evaluation was undertaken in the reporting ☒ in our Corporate Governance Statement period in accordance with that process. Page 3

Corporate Governance Council recommendation We have followed the recommendation in full for the whole of the We have NOT followed the recommendation in full for the whole period above. We have disclosed … of the period above. We have disclosed … PRINCIPLE 2 - STRUCTURE THE BOARD TO ADD VALUE 2.1 The board of a listed entity should: [If the entity complies with paragraph (a):] (a) have a nomination committee which: … the fact that we have a nomination committee that complies with (1) has at least three members, a majority of whom are paragraphs (1) and (2): independent directors; and ☒ in our Corporate Governance (2) is chaired by an independent director, … and a copy of the charter of the committee referred to in paragraph and disclose: (3): (3) the charter of the committee; ☒ at http://www.ir.jameshardie.com.au (4) the members of the committee; and … and the information referred to in paragraphs (4) and (5): (5) as at the end of each reporting period, the number of times the committee met throughout the period and ☒ in our Corporate Governance Statement the individual attendances of the members at those meetings; or (b) if it does not have a nomination committee, disclose that fact and the processes it employs to address board succession issues and to ensure that the board has the appropriate balance of skills, knowledge, experience, independence and diversity to enable it to discharge its duties and responsibilities effectively. 2.2 A listed entity should have and disclose a board skills matrix … our board skills matrix: setting out the mix of skills and diversity that the board currently ☒ in our Corporate Governance Statement has or is looking to achieve in its membership. 2.3 A listed entity should disclose: … the names of the directors considered by the board to be (a) the names of the directors considered by the board to be independent directors: independent directors; ☒ in our Corporate Governance Statement (b) if a director has an interest, position, association or … and, where applicable, the information referred to in paragraph (b): relationship of the type described in Box 2.3 but the board is of the opinion that it does not compromise the ☒ in our Corporate Governance Statement independence of the director, the nature of the interest, … and the length of service of each director: position, association or relationship in question and an explanation of why the board is of that opinion; and ☒ in the Directors’ biographies located at 24 to 29 of the FY2020 (c) the length of service of each director. Annual Report Page 4

Corporate Governance Council recommendation We have followed the recommendation in full for the whole of the We have NOT followed the recommendation in full for the whole period above. We have disclosed … of the period above. We have disclosed … 2.4 A majority of the board of a listed entity should be independent … the fact that we follow this recommendation: directors. ☒ in our Corporate Governance Statement 2.5 The chair of the board of a listed entity should be an independent … the fact that we follow this recommendation: director and, in particular, should not be the same person as the ☒ in our Corporate Governance Statement CEO of the entity. 2.6 A listed entity should have a program for inducting new directors … the fact that we follow this recommendation: and provide appropriate professional development opportunities ☒ in our Corporate Governance Statement for directors to develop and maintain the skills and knowledge needed to perform their role as directors effectively. PRINCIPLE 3 – ACT ETHICALLY AND RESPONSIBLY 3.1 A listed entity should: … our code of conduct or a summary of it: (a) have a code of conduct for its directors, senior executives ☒ in our Corporate Governance Statement AND and employees; and (b) disclose that code or a summary of it. ☒ in the Company’s Global Code of Business Conduct located at http://www.ir.jameshardie.com.au Page 5

Corporate Governance Council recommendation We have followed the recommendation in full for the whole of the We have NOT followed the recommendation in full for the whole period above. We have disclosed … of the period above. We have disclosed … PRINCIPLE 4 – SAFEGUARD INTEGRITY IN CORPORATE REPORTING 4.1 The board of a listed entity should: [If the entity complies with paragraph (a):] (a) have an audit committee which: … the fact that we have an audit committee that complies with (1) has at least three members, all of whom are non- paragraphs (1) and (2): executive directors and a majority of whom are ☒ in our Corporate Governance Statement independent directors; and … and a copy of the charter of the committee referred to in paragraph (2) is chaired by an independent director, who is not the (3): chair of the board, and disclose: ☒ at http://www.ir.jameshardie.com.au (3) the charter of the committee; … and the information referred to in paragraph (4): (4) the relevant qualifications and experience of the ☒ in the Directors’ biographies located at 24 to 29 of the FY2020 members of the committee; and Annual Report (5) in relation to each reporting period, the number of … and the information referred to in paragraph (5): times the committee met throughout the period and the individual attendances of the members at those ☒ in our Corporate Governance Statement meetings; or (b) if it does not have an audit committee, disclose that fact and the processes it employs that independently verify and safeguard the integrity of its corporate reporting, including the processes for the appointment and removal of the external auditor and the rotation of the audit engagement partner. 4.2 The board of a listed entity should, before it approves the entity’s … the fact that we follow this recommendation: ☒ an explanation why that is so in our Corporate Governance financial statements for a financial period, receive from its CEO ☐ in our Corporate Governance Statement OR Statement and CFO a declaration that, in their opinion, the financial records of the entity have been properly maintained and that the financial ☐ at [insert location] statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the entity and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively. 4.3 A listed entity that has an AGM should ensure that its external … the fact that we follow this recommendation: auditor attends its AGM and is available to answer questions ☒ in our Corporate Governance Statement from security holders relevant to the audit. Page 6

Corporate Governance Council recommendation We have followed the recommendation in full for the whole of the We have NOT followed the recommendation in full for the whole period above. We have disclosed … of the period above. We have disclosed … PRINCIPLE 5 – MAKE TIMELY AND BALANCED DISCLOSURE 5.1 A listed entity should: … our continuous disclosure compliance policy or a summary of it: (a) have a written policy for complying with its continuous ☒ in our Corporate Governance Statement AND disclosure obligations under the Listing Rules; and (b) disclose that policy or a summary of it. ☒ in the Company’s Continuous Disclosure and Market Communication Policy located at http://www.ir.jameshardie.com.au PRINCIPLE 6 – RESPECT THE RIGHTS OF SECURITY HOLDERS 6.1 A listed entity should provide information about itself and its … information about us and our governance on our website: governance to investors via its website. ☒ at http://www.ir.jameshardie.com.au 6.2 A listed entity should design and implement an investor relations … the fact that we follow this recommendation: program to facilitate effective two-way communication with ☒ in our Corporate Governance Statement AND investors. ☒ in the Company’s Continuous Disclosure and Market Communication Policy located at http://www.ir.jameshardie.com.au 6.3 A listed entity should disclose the policies and processes it has in … our policies and processes for facilitating and encouraging place to facilitate and encourage participation at meetings of participation at meetings of security holders: security holders. ☒ in our Corporate Governance Statement 6.4 A listed entity should give security holders the option to receive … the fact that we follow this recommendation: communications from, and send communications to, the entity ☒ in our Corporate Governance Statement and its security registry electronically. Page 7

Corporate Governance Council recommendation We have followed the recommendation in full for the whole of the We have NOT followed the recommendation in full for the whole period above. We have disclosed … of the period above. We have disclosed … PRINCIPLE 7 – RECOGNISE AND MANAGE RISK 7.1 The board of a listed entity should: … the fact that we have a committee or committees to oversee risk (a) have a committee or committees to oversee risk, each of that comply with paragraphs (1) and (2): which: ☒ in our Corporate Governance Statement (1) has at least three members, a majority of whom are … and a copy of the charter of the committee referred to in paragraph independent directors; and (3): (2) is chaired by an independent director, ☒ at http://www.ir.jameshardie.com.au and disclose: … and the information referred to in paragraphs (4) and (5): (3) the charter of the committee; (4) the members of the committee; and ☒ in our Corporate Governance Statement (5) as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or (b) if it does not have a risk committee or committees that satisfy (a) above, disclose that fact and the processes it employs for overseeing the entity’s risk management framework. 7.2 The board or a committee of the board should: … the fact that board or a committee of the board reviews the entity’s (a) review the entity’s risk management framework at least risk management framework at least annually to satisfy itself that it annually to satisfy itself that it continues to be sound; and continues to be sound: (b) disclose, in relation to each reporting period, whether such ☒ in our Corporate Governance Statement a review has taken place. … and that such a review has taken place in the reporting period covered by this Appendix 4G: ☒ in our Corporate Governance Statement 7.3 A listed entity should disclose: … how our internal audit function is structured and what role it (a) if it has an internal audit function, how the function is performs: structured and what role it performs; or ☒ in our Corporate Governance Statement (b) if it does not have an internal audit function, that fact and the processes it employs for evaluating and continually improving the effectiveness of its risk management and internal control processes. Page 8

Corporate Governance Council recommendation We have followed the recommendation in full for the whole of the We have NOT followed the recommendation in full for the whole period above. We have disclosed … of the period above. We have disclosed … 7.4 A listed entity should disclose whether it has any material … whether we have any material exposure to economic, exposure to economic, environmental and social sustainability environmental and social sustainability risks and, if we do, how we risks and, if it does, how it manages or intends to manage those manage or intend to manage those risks: risks. ☒ in our Corporate Governance Statement AND ☒ in section 3 titled Risk Factors located at 148 to 166 of the FY2020 Annual Report. Page 9

Corporate Governance Council recommendation We have followed the recommendation in full for the whole of the We have NOT followed the recommendation in full for the whole period above. We have disclosed … of the period above. We have disclosed … PRINCIPLE 8 – REMUNERATE FAIRLY AND RESPONSIBLY 8.1 The board of a listed entity should: … the fact that we have a remuneration committee that complies with (a) have a remuneration committee which: paragraphs (1) and (2): (1) has at least three members, a majority of whom are ☒ in our Corporate Governance Statement independent directors; and … and a copy of the charter of the committee referred to in paragraph (2) is chaired by an independent director, (3): and disclose: ☒ at http://www.ir.jameshardie.com.au (3) the charter of the committee; … and the information referred to in paragraphs (4) and (5): (4) the members of the committee; and ☒ in our Corporate Governance Statement (5) as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or (b) if it does not have a remuneration committee, disclose that fact and the processes it employs for setting the level and composition of remuneration for directors and senior executives and ensuring that such remuneration is appropriate and not excessive. 8.2 A listed entity should separately disclose its policies and … separately our remuneration policies and practices regarding the practices regarding the remuneration of non-executive directors remuneration of non-executive directors and the remuneration of and the remuneration of executive directors and other senior executive directors and other senior executives: executives. ☒ in our Corporate Governance Statement AND ☒ in section 1 titled Remuneration on pages 30 to 46 contained in the Company’s FY2020 Annual Report 8.3 A listed entity which has an equity-based remuneration scheme … our policy on this issue or a summary of it: should: ☒ in our Corporate Governance Statement AND (a) have a policy on whether participants are permitted to enter into transactions (whether through the use of ☒ in the Company’s Insider Trading Policy located at derivatives or otherwise) which limit the economic risk of http://www.ir.jameshardie.com.au participating in the scheme; and (b) disclose that policy or a summary of it. Page 10